B r u c e M . P r i t c h e t t , L . C .
Attorney at Law

8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
Phone: (801) 363-1288
Fax: (801) 531-1929

June 7, 2005

Delivered by electronic submission via EDGAR, and US Mail

United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4-6
450 Fifth Street, NW
Washington, DC 20549

Attn:     Ms. Karen J. Garnett, Assistant Director

Re:      Axiom III, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed June 24, 2004
File No. 333-120967

Dear Ms. Garnett:

I am securities counsel for Axiom III, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Registration Statement No. 333-120967, together with certain exhibits thereto (the “Registration Statement”). I also enclose a redline version of this document showing the changes made.

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated January 19, 2005.

Please find below the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of the Staff’s comments.

General

Comment 1.
We note that your registration statement registers 920,000 common shares; however, the transactions described in the prospectus appear to involve the sale of 1,120,000 shares. Supplementally, please tell us which transactions you intend to register on the Form SB-2. Alternatively, please revise to register the full 1,120,000 shares.

Response 1.
The Company believes that the 920,000 figure is accurate. It includes 720,000 shares held by other shareholders, and 200,000 shares held by China World Trade, and which it will distribute as a dividend to its shareholders. The distribution of 200,000 shares to the China World Trade shareholders need only be counted once, not twice, even though the China World Trade shareholders will resell their shares. This resale is mentioned throughout the registration statement in the interest of full disclosure, but the shares don’t need to be registered twice.

Comment 2.
With respect to the shares being registered for resale by China World Trade Corp. and its shareholders, it appears that you are attempting to conduct an at-the-market offering because you are offering your securities into the trading market at other than a fixed price. Under Rule 415, you must be eligible to use Form S-3 for a primary offering in order to conduct an at-the-market offering. Since you are not eligible to use Form S-3 for a primary offering, you may not make an at-the-market offering and instead must fix the price at which all shares on this registration statement will be sold. Please revise your prospectus to reflect a fixed price.

Response 2.	The Company has revised the Form SB-2 to include a fixed price for the shares.

Comment 3.	Please revise to paginate your document.

Response 3.	The Company has revised the Form SB-2 to include pagination.

Comment 4.
In all future amendments, please file marked copies to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment. See Rule 472 of Regulation C.

Response 4.	The Company has included a redline copy with this submission, indicating all changes made in the newly amended registration statement.

Registration Statement Facing

Comment 5.	In all future amendments, please revise your cover page to number each amendment consecutively in the order in which it was filed. See Rule 470 of Regulation C.

Response 5.	The Company has added consecutive numbering, as requested.

Comment 6.	Please revise footnote (1) to your fee table to identify the specific provision in Rule 457 that you used to estimate the registration fee.

Response 6.	The Company has made the revision as requested.

Prospectus Cover Page

Comment 7.	Please provide a reference to the applicability of the penny stock rules to transactions in Axiom III’s securities.

Response 7.	The Company has made the revision as requested.

Comment 8.	Please include the following in your summary:

-that there is substantial doubt about your ability to continue as a going concern;

-you have incurred losses since inception; and

-and your total accumulated deficit.

Response 8.	The Company has included the requested items in the summary.

The Offering

Comment 9.
Please clarify for us why you have indicated that 3,820,000 shares are being offered by selling security holders. You have stated elsewhere that 720,000 shares of your common stock are being offered by selling security holders. Please address this comment throughout your filing.

Response 9.	The Company overlooked this typographical error, which was left over from a previous draft. The Company has revised the Form SB-2 to remove this typographical error throughout.

Comment 10.
Please clarify for us why you have indicated that a dividend of one share of your common stock will be distributed for each one hundred thirty shares of China World Trade common stock. You have stated elsewhere that the distribution will be on the basis of one share of your common stock for each eleven shares of China World Trade common stock. Please address this comment throughout your registration statement.

Response 10.	The Company has confirmed that dividend ration is 1:130 and has revised the Form SB-2 throughout, accordingly.

Tax Consequences of the China World Trade Distribution

Comment 11.
Please revise to indicate when you will apply to be listed on the OTCBB. Further, revise here and throughout to delete references to “listing” on the OTCBB since it is a quotation medium for subscribing members, rather than an issuer listing service. Please revise accordingly.

Response 11.	The Company has made the requested revisions.

Comment 12.
You indicate that as of September 30, 2004, the taxable dividend value of each of your shares to be distributed to China World Trade stockholders was $0.0033. Please revise to define the term “taxable dividend value.”

Response 12.
The Company would respectfully draw the staff’s attention to the last sentence of the first paragraph of the “Tax Consequences” heading, which states that the taxable value “was arrived at by taking our shareholders equity” and “dividing that amount by the number of our outstanding shares.” We believe this is the definition you requested.

Financial Summary Information

Comment 13.	Please revise the summary to include financial data for the nine month period ended September 30, 2004.

Response 13.	The Company has revised the financial summary to include the requested information.

Risk Factors

Comment 14.
Some of your risk factors fail to specifically state the risk that may flow from the facts and circumstances you describe. For example, under Our Principal stockholder controls our business affairs…you fail to state the risk that will result from the facts you describe. Please review and revise your risk factors to state the specific risk that will result from the facts you describe.

Response 14.	The Company has reviewed and revised the risk factors to state more clearly the specific risk.

Comment 15.
Please avoid using generic conclusions such as “adverse effect” or “material adverse effect” when describing the risks’ effects. Replace this and similar language with specific disclosure of how you, your business, financial condition a results of operations would be affected by the facts you describe.

Response 15.	The Company has revised the risk factors in the manner requested.

Investing in the shares of common stock offered in this prospectus involves a high degree of risk…

Comment 16.	Please revise this risk factor to add a discussion of how this risk affects Axiom or the securities being offered.

Response 16.	This is not an independent risk factor, it is a preliminary warning, supported by all risk factors that follow.

We do not expect to pay dividends on our common stock

Comment 17.	Explain why the fact that you do not intend to pay dividends makes this offering speculative or risky. Alternatively, you may delete this risk factor.

Response 17.	The Company has revised to explain that not paying dividends means there is a greater risk that the investor may never receive a return on the investment.

We have substantial near-term capital needs…

Comment 18.	It appears that you have attempted to “bundle” two risks within this single caption. For example:

-the risks associated with failing to obtain additional funding in the next twelve months; and

-the risks associate with the issuance of additional securities creating dilution.

Please consider revising this risk factor to separate the different risks.

Response 18.	The Company has revised the risk factors to create two risk factors, as suggested.

Comment 19.	Please revise to quantify the amount of capital you will need over the next twelve months to develop your business.

Response 19.	The Company has revised this risk factor as requested.

Our principal stockholder controls our business affairs…

Comment 20.	You indicate that your key director, Mr. Duane Bennett, is the beneficiary of “this trust.” Please revise to provide a brief discussion of “this trust.”

Response 20.	The Company has revised this risk factor to briefly explain the trust.

We do not have any plans to hire additional personnel for at least the next twelve months…

Comment 21.	We note your statement that there may be additional demand for your services. Please revise to describe the services you are referring to in the risk factor.

Response 21.	The Company has revised this risk factor to clarify that it is the services of current management which may face other time demands.

Our operations are subject to possible conflicts of interest that may negatively impact our ability to make a profit from this investment.

Comment 22.
Please revise your disclosure to identify the other business activities in which your officers and directors are currently engaged and how such involvement may create a conflict of interest. Further, please revise to discuss in detail how your officers and directors conflicts of interest would affect your company and your investors. Finally, if your officers’ and directors’ involvement in other business activities detracts from their ability to devote time and resources to Axiom III, please discuss this in all relevant portions of the prospectus.

Response 22.	The Company has revised this risk factor as requested.

We have incurred losses from operations…

Comment 23.	Please revise to disclose your accumulated deficit.

Response 23.	The Company has revised the Form SB-2 to disclose the accumulated deficit.

Dilution

Comment 24.
In light of the fact that we view a portion of this offering as a primary offering by or on behalf of Axiom III, please reconsider your disclosure obligations under Item 506 of Regulation S-B. Provide the required disclosure or tell us why you believe no additional disclosure is necessary.

Response 24.
The Company respectfully disagrees that any part of this offering is a primary offering. All shares registered in this registration statement have already been issued to the Selling Security Holders, who are all identified by name. No new shares will be issued by the Company; only resales are being registered.

Selling Security Holders

Comment 25.	Please identify, by footnote or otherwise, the natural persons that control each selling stockholder that is not a natural person.

Response 25.	The Company has revised the Form SB-2 to include the footnote, as requested.

Comment 26.
We note that you are registering the resale by China World Trade Corp. shareholders. Accordingly, please include the information relating to these selling shareholders required by Item 507 of Regulation S-B. Identify any selling shareholder that is a registered broker-dealer or an affiliate of a registered broker-dealer.

Response 26.
The Company has checked with China World Trade, and the shares have not yet been distributed. At such time as the shares are distributed, the Company will amend this Form SB-2 to provide the requested information, in accordance with its undertaking to make subsequent post-effective amendments.

Plan of Distribution

Comment 27.
It appears that China World Trade Corp. is an underwriter in regard to the distribution of Axiom III’s shares to China World Trade Corp.’s shareholders. Accordingly, revise your disclosure here and throughout to affirmatively state that China World Trade is an underwriter.

Response 27.	The Company has revised the Form SB-2 to state that China World is an underwriter.

Comment 28.
Please revise here and throughout to indicate that the China World Trade Corp. selling shareholders are underwriters rather than may be considered underwriters. Further, provide any additional disclosure required by Item 508 of Regulation S-B.

Response 28.
The Company believes that it is accurate to say only that the China World Trade selling shareholders “may” be considered underwriters, because they have not yet received any shares, and they may never choose to resell their shares. At such time as they receive their shares, the Company will amend this registration statement to make a post-effective amendment.

The China World Trade Dividend

Comment 29.
We note that China World Trade shareholders will not be required to pay any cash or other consideration to receive your common stock in the distribution. Supplementally tell us whether you believe the value of those securities should be viewed as underwriters compensation. If so, please revise to disclose the value of the securities as underwriters compensation.

Response 29.
The Company does not believe that these shares are underwriters’ compensation, but rather that the shares are a dividend. There is no pre-existing act by the shareholders on which compensation could be based. The selling shareholders simply receive the shares in the first instance as a benefit flowing from their ownership in China World Trade, just as they would receive the distribution of any other asset as shareholders of China World Trade.

Comment 30.
We note that no fractional shares will be distributed. Please revise to clarify how China World Trade will treat fractional amounts, such as by rounding down to the next whole share, rounding up, or paying cash in lieu of fractional shares.

Response 30.	The Company has revised its Form SB-2 to indicate treatment of fractional shares.

Security Ownership of Certain Beneficial Owners and Management

Comment 31.	Please revise this table to include the addresses of Mr. Nault and Mr. Kapinos. See Item 403(b) of Regulation S-B.

Response 31.	The Company has revised the Form SB-2 to include their addresses.

Description of Securities

Comment 32.	Please revise to describe any dividend rights for holders of your common stock.

Response 32.	The Company has revised the Form SB-2 as requested.

Interests of Named Experts and Counsel

Comment 33.	Please revise to confirm that Traci J. Anderson did not receive a direct or indirect interest in Axiom III.

Response 33.	The prospectus has been revised, as requested.

Organization Within the Last Five Years

Comment 34.
We note that by agreement dated June 30, 2004, Mr. Bennett’s Northeast Nominee Trust exchanged 20 shares of Axiom First Corporation for 2,500,000 shares of your common stock. Please revise to disclose the value of the property and describe how you determined that value. Also, disclose the value of the 2,500,000 securities issued to Northeast Nominee Trust. Indicate the percentage of Axiom III represented by those 2.5 million shares.

Response 34.	The Company has revised the Form SB-2 to disclose the requested information.

Comment 35.
We note that Mr. Bennett assigned his rights under a property management agreement to Axiom, so that Lessard Property Management, Inc. now manages the property for you. Please revise to disclose the compensation Mr. Bennett or Lessard Property management received for his assignment. Further, indicate the value of the contract between Axiom III and Lessard Property.

Response 35.	The Company has revised the Form SB-2 as requested.

Comment 36.	We note that on or about August 8, 2004, you issued 200,000 shares of your common stock to China World for certain services. Please revise to describe these services provided by China World.

Response 36.	The Company has revised the Form SB-2 to describe the services.

Description of Business

      Overview of Our Market Area

Comment 37.
Supplementally, provide us with copies of the January 22, 2004 issue of the Mortgage Bankers Association’s MBA Newslink, the NAI Global Market Report, and the report by the Pioneer Valley Planning Commission. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.

Response 37.	The Company has enclosed these copies with the hard copies of the revised Form SB-2 and the redline version of the same.

Our Plan to Acquire Other Rental Properties

Comment 38.
You indicate in the first paragraph under this heading that you will most likely seek properties in the Springfield, MA area for the next twelve months. You also indicate in the third paragraph under this heading that you have a contract with China World Trade to locate additional properties in China and that you anticipate that you will begin to locate and negotiate for the purchase of properties during the second quarter of 2005. Please revise to address this apparent discrepancy or advise.

Response 38.	The Company has revised the Form SB-2 to address this apparent discrepancy.

Comment 39.
You indicate in the third paragraph under this heading that if your revenues are not sufficient, you will rely upon capital infusions from your director Duane Bennett. Please revise your MD&A to indicate the maximum amount of funds Mr. Bennett would commit.

Response 39.	The Company has revised the Form SB-2 to give some idea of the maximum.

Management’s Discussion of Analysis

      Results of Operations (from inception through December 31, 2003)

Comment 40.
Reference is made to your discussion of professional fees during 2003. Please clarify the services received for the $33,475 paid in connection with registering your stock including why amounts were paid approximately 1 year prior to your initial filing on Form SB-2.

Response 40.
The Company has revised the Form SB-2 to clarify the services performed for this amount. None of the services were related to registering the stock, so reference to registering the stock has been removed in connection with these expenses.

Information on Previously Owned Companies of Mr. Duane Bennett

Comment 41.	Supplementally, please tell us why you have included the disclosure under this heading. It is not clear why you believe this information is material to investors in Axiom III.

Response 41.	The Company has revised the Form SB-2 to omit this information. It was included because the Company chose to err on the side of over-disclosure.

Results of Operations (nine months ended September 30, 2004)

Comment 42.
Please revise to provide a comparison of the nine months ended September 30, 2004 with the period from May 22, 2003 to September 30, 2003. In this regard, we note a comparison of these periods in your notes to the financials.

Response 42.
The Company has revised its Form SB-2 to replace the information for the 9 months ended September 30, 2004 with more recent information for the audited fiscal year ended 12/31/04 and the 3 months ended March 31, 2005. The Company has also included comparison of the same period in the notes to the financial statements and has updated its MD & A section accordingly.

Comment 43.
You indicate that total expenses for the nine months ended September 30, 2004 were $1,020,869. We also note that the expenses for the year ended December 31, 2003 were $36,820. Please revise to explain why your expenses increased so significantly in 2004. Also, explain the specific services received in exchange for the $992,500. Finally, revise to discuss whether you believe this is a trend that may have a continuing effect on operations.

Response 43.
The Company has revised its Form SB-2 to replace the information at issue with more recent information for the audited fiscal year ended 12/31/04 and the 3 months ended March 31, 2005. The Company has also updated its discussion here and in the MD & A section accordingly.

Comment 44.	You indicate that you expect professional fees to increase to around $30,000 per year for compliance. However, we note that expenses for 2004 already exceeded $30,000. Please revise or advise.

Response 44.	The Company has revised the Form SB-2 to better explain the professional fees.

Comment 45.
Expand your disclosure to describe the nature of services received from the officers, directors, and consultants for stock issued. For each, quantify the shares issued, value of services and per share amounts. Also, please explain to us the reference to the stock being “subscribed” in the consolidated statements of cash flows and revise as necessary. Further, advise us of what consideration was given to providing a statement of stockholders’ equity (deficit) given the activity in the interim period.

Response 45.	The Company has revised its Form SB-2 to use the word "issued" rather than "subscribed." The nature of services provided for stock is included in the "recent sales of unregistered securities section."

Liquidity and Capital Resources (nine months ended September 30, 2004)

Comment 46.	Please revise your disclosure to quantify the amount of financing you will need over the next 12 months to execute your business plan.

Response 46.	The Company has revised the Form SB-2 to discuss its planning on the issue of financing for the next 12 months.

Comment 47.
Please revise your liquidity section to discuss the mortgage obligations that you assumed from Mr. Bennett including the payment amounts, payment dates for interest and principal under each loan, and interest rates and maturity dates. In this regard, we note your discussion in the Description of Business section.

Response 47.	The Company has revised its Form SB-2 to include the requested information.

Description of Property

Comment 48.	Supplementally, please tell us how you are able to use space for which you pay no rent and for which you have no agreement to use.

Response 48.
Mr. Bennett lets the company use part of an office he owns, which is not a significant demand on the space, since the Company has no full-time employees at this point, and most of the work is done managing the property on-site, and through the property manager, which has its own offices and personnel.

Description of Real Estate and Operating Data

Comment 49.
Please revise the discussion of your mortgages to state whether there are any prepayment provisions, maturity date and the balance due at maturity assuming no prepayments. See Item 102(c )(2) of Regulation S-B.

Response 49.	The Company has revised its Form SB-2 to disclose the requested information.

Comment 50.
Revise your disclosure to outline briefly any program for renovation or improvement of your property, including the estimated costs and the method of financing to be used. If there are no present plans for renovation or improvement, state so. See Item 102(c )(4) of Regulation S-B.

Response 50.	The Company has revised its Form SB-2 to disclose the requested information.

Comment 51.	Please revise to include all of the information required by Item 102(c)(7) of Regulation S-B.

Response 51.	The Company has revised its Form SB-2 to disclose the requested information.

Comment 52.	Please revise to explain the reference to $150 per project in connection with the fees payable to Lessard Property Management. Currently, it is not clear what you mean by “project.”

Response 52.	The Company has revised the Form SB-2 to clarify this point.

Comment 53.	Please disclose the occupancy rate as a percentage of the building in 2003 and 2004. Refer to Item 15(a) of Form S-11 and General Instruction B.2 of Form SB-2.

Response 53.	The Company has revised the Form SB-2 to include the occupancy rate.

Comment 54.
Please provide more detailed information about your tenant leases, as required by Item 15(d) of Form S-11. We note that these are leases with individuals, however, we continue to believe that the disclosure is material. Also provide the disclosure required by paragraphs (c) and (f) of Item 15.

Response 54.	The Company has revised the Form SB-2 to include additional information.

Comment 55.	To give depth to your disclosure, please disclose the value of your property and the maximum coverage on the insurance policy.

Response 55.	The Company has revised the Form SB-2 to disclose the value of the property.

Executive Compensation

Comment 56.
We note that you issued a total of 250,000 common shares to Messrs. Nault, Bennett, and Kapinos. Please revise the executive compensation table to include these shares or tell us why additional disclosure is not required.

Response 56.	We have disclosed Mr. Nault's compensation because he is the president, but not Mr. Bennett or Mr. Kapinos because they are directors, not executives.

Financial Statements

Unaudited Interim Financial Statements

Comment 57.	Please apply all comments provided below on the audited financial statements to the unaudited interim financial statements, as applicable.

Response 57.	The Company has applied the comments to the unaudited interim financial statements, as requested.

Comment 58.
In light of your disclosure in Management’s Discussion and Analysis that your cash levels as of September 30, 2004 are insufficient to fund operations for the next twelve months, your lack of capital reserves, operating losses to date and significant uncertainties related to your ability to raise funds through debt and equity sources, please advise us of the consideration you gave to providing disclosure within your interim financial statements regarding your ability to continue as a going concern.

Response 58.
The Company has placed a note in its unaudited interim financial statements to disclose factors which raise substantial doubt about its ability to continue as a going concern. This revised disclosure is based upon more recent financial information.

Comment 59.
Disclose your policy for accounting for transactions where goods and services are received in exchange for the issuance of your common stock. Specifically, discuss how you determine the fair value of the transaction. Reference is made to paragraphs 8-10 of SFAS 123. Provide the disclosures set forth in paragraphs 46-48 of SFAS 123 as applicable.

Response 59.	The Company has revised its Form SB-2 to disclose the requested policies.

Comment 60.
Please advise or revise to include an affirmative statement regarding the adjustments to the interim financial statements pursuant to Instruction 2 to the Instructions to Item 310(b) of Regulation S-B.

Response 60.
The Company has revised its Form SB-2 to include an affirmative statement that the interim financial statements include all adjustments which, in the opinion of management, are necessary in order to make the financial statements not misleading.

Consolidated Statements of Operations

Comment 61.
Revise the column heading to match the period represented (“For the period from May 22, 2003 (“Inception”) to December 31, 2003. Additionally, apply this comment to the Consolidated Statements of Cash Flows.

Response 61.	The Company has revised the column headings in the Consolidated Statements of Operations and of Cash Flows as requested.

Comment 62.	Tell us what consideration was given to reflecting depreciation expense and other property operating expenses within the Consolidated Statements of Operations or as separate captions or revise.

Response 62.
The Company gave consideration to separately stating the enumerated expense accounts in the statement of operations, but none of the individual expense accounts exceeded 10% of total expenses; since they did not exceed the 10% threshold, the Company did not believe separate line items were necessary. Moreover, the statement of cash flows already discloses depreciation expense and compensation expense paid with common stock.

Consolidated Statements of Cash Flows

Comment 63.
Please clarify for us why you have presented a $228,400 use of cash funds from purchase of rental property and a $183,863 source of cash funds from mortgage proceeds in light of the disclosure at Item 16. Description of Business, where you have stated that the company obtained its rental property for $100 cash and assumption of Mr. Bennett’s two mortgage obligations totaling $183,863. Additionally, have you considered providing supplemental cash flow information for the assumption of mortgage debt in accordance with paragraph 32 of SFAS 95?

Response 63.	The Company has revised its Consolidated Statement of Cash Flows to track the information noted, and to include supplementary cash flow information.

Comment 64.
Help us to understand how you have accounted for the $54,761 in business expenses paid by Mr. Bennett. Please explain why you are adjusting net loss for this amount on the consolidated statements of cash flows when this amount does not appear to have been expensed on the consolidated statements of operations.

Response 64.	The Company has revised the financial statements to clarify the expenses paid by Mr. Bennett both in the statement of cash flows and in the statement of operations.

Note A—Summary of Significant Accounting Policies

Business Activity

Comment 65.
Please advise us of the consideration you gave to Duane Bennett having common control over both Axiom First Corporation and Axiom III, Inc. at the date of the share exchange on June 30, 2004 in determining your accounting for the transaction. A merger of entities under common control is not a business combination. Please advise or revise your disclosures in the notes to the financial statements and throughout Form SB-2 to clearly indicate the nature of the merger, i.e., creation of a holding company structure through a merger of entities under common control, and disclose who controlled Axiom First Corporation prior to its merger with Axiom III, Inc. Additionally, Supplementally advise us of your accounting, the accounting literature relied upon, and revise your disclosure as appropriate.

Response 65.
The Company has revised Note A to its financial statements to indicate that Axiom III acquired 100% of the stock of Axiom First Corporation, which in turn owns 100% of the stock of Axiom Second Corporation. The Company relied on FASB’s SFAS 141. We believe we have adequately disclosed the structure of Axiom III owning Axiom First, which in turn owns Axiom Second, which in turn owns the building.

Revenue Recognition

Comment 66.	Provide the disclosures required by sections b and c of paragraph 23 of SFAS 13 and your policy for recognizing rental income.

Response 66.	The Company has revised the footnote in its financial statements on revenue recognition, as requested.

Impairment of Long-Lived Assets

Comment 67.	Revise your accounting policy for the impairment of long-lived assets as SFAS 144 has been effective for financial statements issued since 2002.

Response 67.	The Company has revised the footnote in its financial statements on impairment of long-lived assets, as requested.

Subsequent Events

Comment 68.
Please confirm to us that Axiom III, Inc. was a distinct entity from Axiom First Corporation as your disclosure appears to indicate that Axiom First Corporation simply changed its name to become Axiom III, Inc. Reconcile this disclosure for us to your disclosure at Item 16. Description of Business within your SB-2 filing which indicates that during June 2004, 100% of the ownership interest in Axiom First Corporation was exchanged for 2,500,000 shares of Axiom III, Inc. common stock. Advise and revise your disclosure as appropriate.

Response 68.
The Company has revised Note A to its financial statements, to disclose that in June 2004, the Company acquired 100% of the common stock of Axiom First Corp., which in turn owns 100% of its subsidiary, Axiom Second Corp. It has deleted reference to a name change in note H, Subsequent Events.

Part II

Item 24. Indemnification of Directors and Officers

Comment 69.	Please revise to state whether any statute that indemnifies your officers and directors affects their liability in that capacity. Refer to Item 702 of Regulation S-B.

Response 69.	The Company has revised the Form SB-2 to indicate the statute.

Item 25. Other Expenses of Issuance and Distribution

Comment 70.
You indicate in Item 15 that you entered into a Financial Advisory Services Agreement with Greentree Financial Group, Inc. You also indicate that in exchange for registering your common stock and listing that stock, you paid Greentree Financial Services Group, Inc. 700,000 shares of Common stock valued at $70,000 and $25,000 in cash. Please reconcile these expenses with the figures in your table.

Response 70.	The Company has revised the entries in its table of expenses to include the consulting fees, as requested.

Item 26. Recent Sales of Unregistered Securities

Comment 71.
We note that on June 30, 2004 you issued 2,500,000 shares to the Northeast Nominee Trust. Please revise to disclose the number of shares of Axiom First Corporation that you received in exchange for this issuance.

Response 71.	The Company has revised the Form SB-2 to disclose the number of shares.

Comment 72.	Please revise your disclosure to describe the “valuable services” provided by U.S. Capital Partners Inc. in exchange for 100,000 of common stock.

Response 72.	The Company has revised the Form SB-2 to disclose the nature of the services.

Comment 73.	Please revise your disclosure to describe the “valuable services” provided by Messrs. Marquez, Langer, Gaenslen, and Ms. Borelli in exchange for their shares of common stock.

Response 73.	The Company has revised the Form SB-2 to disclose the nature of the services.

Item 27. Exhibits

Comment 74.	Please revise to provide a list of your subsidiaries. See Item 601(b)(21) of Regulation S-B.

Response 74.	The Company has revised the Form SB-2 to provide the list of subsidiaries.

Comment 75.	Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601(b)(4) of Regulation S-B.

Response 75.	The Company has revised the exhibit index and included the specimen certificate.

Exhibit 5.1 Legal Opinion

Comment 76.
We note that paragraph 2. of counsel’s opinion states that the stock previously issued by the company was fully paid for a non-assessable when it was issued. While this language is appropriate for shares being registered for resale by Axiom shareholders, it does not address the legality of a primary offering by the company. Please provide a revised opinion that clearly states the shares being offered by the company, when purchased under this registration statement, will be legally issued, fully paid, and non-assessable.

Response 76.
The Company respectfully invites the staff’s attention to the fact that all the shares registered in the registration statement were previously issued to named shareholders, and no new shares will be issued by the Company. Thus, the Company does not believe that any primary offering is involved.

Signatures

Comment 77.
In all future filings, Axiom III, Inc., your principal executive officer or officers, your principal financial officer, your comptroller or principal accounting offer and the majority of the board of directors must sign the registration statement. See Rule 471 of Regulation C. Please ensure that your EDGAR filing properly indicates the signatures of these persons. Refer to Item 302 of Regulation S-T.

Response 77.	The Company has revised the signature page as requested.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate with you in any way we can.

Very truly yours,

/s/Bruce M. Pritchett
                                                                        Bruce M. Pritchett
Counsel for Axiom III, Inc.

BMP
Enclosures

cc:  Axiom III, Inc.